Filed by Live Oak Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. II

Commission File No.: 333-256880

Date: October 12, 2021

LIVE OAK ACQUISITION CORP. II

40 S. Main Street, #2550

Memphis, TN 38103

SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS FOR THE

SPECIAL MEETING OF STOCKHOLDERS TO

BE HELD OCTOBER 12, 2021

On September 20, 2021, Live Oak Acquisition Corp. II (the “Company”) filed and commenced mailing its definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) related to the special meeting of stockholders to be held on October 12, 2021, to consider and vote upon, among other things, the approval of its previously announced proposed business combination (the “Business Combination”) with Navitas Semiconductor Limited (“Navitas Ireland”) with a dual existence as a domesticated limited liability company in the State of Delaware as Navitas Delaware Semiconductor Ireland, LLC, a Delaware limited liability company (“Navitas Delaware”, and together with Navitas Ireland, “Navitas”). Capitalized terms used in this Proxy Supplement (this “Proxy Supplement”) and not otherwise defined have the meaning given to them in the Proxy Statement/Prospectus.

The purpose of this Proxy Supplement is to supplement certain information related to Proposal No. 4 in the Proxy Statement/Prospectus.

In Proposal No. 4, the Company disclosed that stockholder approval is needed in order to comply with Section 312.03(c) of the NYSE Listed Company Manual. Under Section 312.03(c) of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if such securities are not issued in a public offering for cash and (a) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities convertible into or exercisable for common stock; or (b) the number of shares of common stock to be issued is, or will be upon the issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities convertible into or exercisable for common stock. The Company will issue shares representing 20% or more of the number of outstanding shares of Class A Common Stock and Class B Common Stock of the Company prior to the issuance, or 20% or more of its voting power prior to the issuance, in connection with the PIPE Financing. Therefore, the PIPE Financing will require stockholder approval under Section 312.03(c) of the NYSE Listed Company Manual.

The Proxy Statement/Prospectus states that 15,500,000 shares of Class A Common Stock will be issued and sold in the PIPE Financing. Subsequent to the filing and mailing of the Proxy Statement/Prospectus, the Company entered into additional subscription agreements pursuant to which an additional 1,800,000 shares of Class A Common Stock will be issued and sold in the PIPE Financing, as previously disclosed in a Current Report on Form 8-K filed by the Company on October 7, 2021. Accordingly, this Proxy Supplement supplements the disclosure in the Proxy Statement/Prospectus to note that the aggregate number of shares of Class A Common Stock that will be issued and sold in the PIPE Financing will be 17,300,000. Approval of Proposal No. 4 will include approval of issuance and sale of an aggregate of 17,300,000 shares of Class A Common Stock in the PIPE Financing.

This Proxy Supplement is dated October 11, 2021.

This Proxy Supplement should be read in conjunction with the Proxy Statement/Prospectus, which should be read carefully and in its entirety.

If you have not already submitted a proxy for use at the special meeting, you are urged to do so promptly. No action in connection with this Proxy Supplement is required by any stockholder who has previously delivered a proxy and who does not wish to revoke or change that proxy. Information about voting or revoking a proxy appears on page 134 of the Proxy Statement/Prospectus.

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the Business Combination, the Company has filed a registration statement on Form S-4 (File No. 333-256880) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes the Proxy Statement/Prospectus. The Company also plans to file other documents with the SEC regarding the Business Combination. The Registration Statement has been cleared by the SEC and the Proxy Statement/Prospectus has been mailed to the Company’s stockholders. SHAREHOLDERS OF THE COMPANY AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents containing important information about the Company and Navitas, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination. Navitas and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of the Company is set forth in the Registration Statement and in the Company’s Annual Report on Form 10-K which was filed with the SEC on March 25, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are and will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact contained herein regarding the Business Combination, the PIPE Financing, the ability of the parties to consummate the Business Combination and the PIPE Financing, the benefits of the Business Combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

The Company and Navitas caution you that the forward-looking statements contained herein are subject to numerous risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) Navitas’ goals and strategies, future business development, financial condition and results of operations; (ii) Navitas’ customer relationships and ability to retain and expand these customer relationships; (iii) Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; (iv) Navitas’ ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in Navitas’ customers’ end markets; (vi) Navitas’ ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the Company’s stockholders is not obtained; (iii) the outcome of any legal proceedings that may be instituted against the Company or Navitas following announcement of the Business Combination; (iv) the risk that the Business Combination disrupt the Company’s or Navitas’ current plans and operations as a result of the announcement of the Business Combination; (v) costs related to the Business Combination; (vi) failure to realize the anticipated benefits of the Business Combination; (vii) risks relating to the uncertainty of the projected financial information with respect to Navitas; (viii) risks related to the rollout of Navitas’ business and the timing of expected business milestones; (ix) the effects of competition on Navitas’ business; (x) the amount of redemption requests made by the Company’s public stockholders; (xi) the ability of the Company or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future; and (xii) those factors discussed in the Registration Statement and in the Company’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of the Company filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither the Company nor Navitas presently know or that the Company and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Navitas’ expectations, plans or forecasts of future events and views as of the date hereof. The Company and Navitas anticipate that subsequent events and developments will cause the Company’s and Navitas’ assessments to change. However, while the Company and Navitas may elect to update these forward-looking statements at some point in the future, the Company and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s and Navitas’ assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in the Registration Statement and in the Company’s periodic filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.